Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-6 under the
Securities Exchange Act of 1934, as amended

Filer: Alpha Natural Resources, Inc.

Subject Company: Massey Energy Company

 Commission File Number: 333 - 172888

This filing relates to a planned merger (the "Merger") between Alpha Natural Resources, Inc. ("Alpha") and Massey Energy Company ("Massey") pursuant to the terms of an Agreement and Plan of Merger, dated as of January 28, 2011 (the "Merger Agreement"), by and among Alpha, Mountain Merger Sub, Inc. and Massey. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Alpha on January 31, 2011, and is incorporated by reference into this filing.

Alpha issued the following press release on May 3, 2011.

Alpha Natural Resources, Inc.
FOR IMMEDIATE RELEASE

Alpha Natural Resources Announces Tender Offer for Massey Energy Company’s 6.875% Senior Notes due 2013

ABINGDON, Va., May 3, 2011 – Alpha Natural Resources, Inc. (NYSE: ANR) (“Alpha”; the “Company”) today announced that it is commencing a cash tender offer for any and all of Massey Energy Company’s (“Massey”) outstanding 6.875% Senior Notes due 2013 (the “Notes”). The tender offer will expire at 8:00 a.m., New York City time, on June 1, 2011, unless extended or terminated earlier (the “Final Expiration Date”). The terms and conditions of the tender offer are described in the Offer to Purchase dated May 3, 2011 and the related Letter of Transmittal.

In order to be eligible to receive the “Total Consideration” of $1,020 per $1,000 principal amount of Notes, which includes a $30 “Early Tender Payment,” holders must validly tender their Notes prior to an “Early Expiration Date” of 5:00 p.m., New York City time, on May 17, 2011, unless extended or terminated earlier. Holders validly tendering their Notes after the Early Expiration Date but prior to the Final Expiration Date will be eligible to receive $990 per $1,000 principal amount of Notes, which is an amount equal to the Total Consideration less the Early Tender Payment (the “Tender Offer Consideration”). In addition, payment for Notes purchased will include accrued interest up to but excluding the settlement date, which is expected to be promptly following the Final Expiration Date, provided that the conditions to the tender offer have been satisfied or waived.

The tender offer is conditioned upon satisfaction or waiver of certain conditions, including the closing of the proposed acquisition by Alpha of Massey and its subsidiaries and the consummation of an offering by Alpha of one or more series of its senior notes, the net proceeds of which are sufficient to purchase the Notes tendered in the tender offer. Morgan Stanley is acting as dealer manager for the tender offer.

The complete terms and conditions of the tender offer are set forth in the Offer to Purchase and related Letter of Transmittal, along with any amendments and supplements thereto, which holders are urged to read carefully before making any decision with respect to the tender offer.  Copies of the Offer to Purchase and the Letter of Transmittal may be obtained from D.F. King, which is acting as the depositary and information agent for the tender offer, at (800) 758-5378 (toll-free). Questions regarding the tender offer also may be directed to the dealer manager for the tender offer, Morgan Stanley & Co. Incorporated, at (800) 624-1808 (toll-free) or (212) 761-1057 (collect).

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. Alpha is making the tender offer by and pursuant to the terms of the Offer to Purchase and Letter of Transmittal. The tender offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of Alpha, the depositary and information agent, the dealer manager, the trustee with respect to the Notes or any of their respective affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the tender offer.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Alpha’s new notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Any offer of Alpha’s new notes will be made only by means of a prospectus, forming a part of the effective registration statement, the applicable preliminary prospectus supplement and other related documents or pursuant to an exemption from registration under the Securities Act of 1933, as amended.

About Alpha Natural Resources
Alpha Natural Resources is one of America's premier coal suppliers with coal production capacity of greater than 90 million tons a year.  Alpha is the nation's leading supplier and exporter of metallurgical coal used in the steel-making process and is a major supplier of thermal coal to electric utilities and manufacturing industries across the country.  The Company, through its affiliates, employs approximately 6,500 people and operates approximately 68 mines and 13 coal preparation facilities in Appalachia and the Powder River Basin.  More information about Alpha can be found on the Company’s Web site at www.alphanr.com.

Forward Looking Statements
This news release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Alpha’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Alpha’s control. The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

•	worldwide market demand for coal, electricity and steel;
•	global economic, capital market or political conditions, including a prolonged economic recession in the markets in which we operate;
•	decline in coal prices;
•	our liquidity, results of operations and financial condition;
•	regulatory and court decisions;
•	competition in coal markets;
•
changes in environmental laws and regulations, including those directly affecting our coal mining and production, and those affecting our customers' coal usage, including potential carbon or greenhouse gas related legislation;

•	changes in safety and health laws and regulations and the ability to comply with such changes;
•	availability of skilled employees and other employee workforce factors, such as labor relations;
•	the inability of our third-party coal suppliers to make timely deliveries and the refusal by our customers to receive coal under agreed contract terms;
•	potential instability and volatility in worldwide financial markets;
•	future legislation and changes in regulations, governmental policies or taxes or changes in interpretation thereof;
•	inherent risks of coal mining beyond our control;
•	disruption in coal supplies;
•	the geological characteristics of the Powder River Basin, Central and Northern Appalachian coal reserves;
•	our production capabilities and costs;
•
our ability to integrate successfully operations that we may acquire or develop in the future, including those of Massey Energy Company, or the risk that any such integration could be more difficult, time-consuming or costly than expected;

•	our plans and objectives for future operations and expansion or consolidation;
•	the consummation of financing transactions, acquisitions or dispositions and the related effects on our business, including financing related to our proposed acquisition of Massey Energy Company;
•	the failure of Alpha and Massey shareholders to approve the transaction;
•	the outcome of pending or potential litigation or governmental investigations;
•	the timing of the completion of the merger;
•	uncertainty of the expected financial performance of Alpha following completion of the merger;
•	Alpha’s ability to achieve the cost savings and synergies contemplated by the merger within the expected time frame;
•	disruption from the proposed merger with Massey making it more difficult to maintain relationships with customers, employees or suppliers;
•
the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger with Massey and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies;

•	our relationships with, and other conditions affecting, our customers;
•	reductions or increases in customer coal inventories and the timing of those changes;
•	changes in and renewal or acquisition of new long-term coal supply arrangements;
•	railroad, barge, truck and other transportation availability, performance and costs;
•	availability of mining and processing equipment and parts;
•	disruptions in delivery or changes in pricing from third party vendors of goods and services that are necessary for our operations, such as diesel fuel, steel products, explosives and tires;
•	our assumptions concerning economically recoverable coal reserve estimates;
•	our ability to obtain, maintain or renew any necessary permits or rights, and our ability to mine properties due to defects in title on leasehold interest;
•	changes in postretirement benefit obligations, pension obligations and federal black lung obligations;
•	increased costs and obligations potentially arising from the Patient Protection and Affordable Care Act;
•	fair value of derivative instruments not accounted for as hedges that are being marked to market;
•	indemnification of certain obligations not being met;
•	continued funding of the road construction business, related costs, and profitability estimates;
•	restrictive covenants in our secured credit facility and the indentures governing the 7.25% notes due 2014 and the 2.375% convertible senior notes due 2015;
•	certain terms of the 7.25% notes due 2014 and the 2.375% convertible senior notes due 2015, including any conversions, that may adversely impact our liquidity;
•	weather conditions or catastrophic weather-related damage; and
•
other factors, including the other factors discussed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and “Risk Factors” sections of our Annual Report on Form 10-K for the year ended December 31, 2010.

These and other risks and uncertainties are discussed in greater detail in Alpha’s Annual Report on Form 10-K and other documents filed with the Securities and Exchange Commission. Forward-looking statements in this news release or elsewhere speak only as of the date made. New uncertainties and risks come up from time to time, and it is impossible for Alpha to predict these events or how they may affect the Company. Alpha has no duty to, and does not intend to, update or revise the forward-looking statements in this news release after the date it is issued.  In light of these risks and uncertainties, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this news release may not occur.

Important Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, Alpha has filed with the SEC a registration statement on Form S-4 (commission file number 333-172888), as amended, that includes a preliminary joint proxy statement/prospectus regarding the proposed merger.  The registration statement was declared effective by the SEC on April 28, 2011, and a definitive joint proxy statement/prospectus has been mailed to Alpha and Massey stockholders on or about April 29, 2011 in connection with the proposed merger.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain a copy of the joint proxy statement/prospectus and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York  10005 or to Massey’s Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com.  Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Participants in Solicitation
Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the definitive joint proxy statement/prospectus filed with the SEC.  You can find information about Alpha’s directors and executive officers in Alpha’s definitive proxy statement filed with the SEC on April 1, 2011.  You can find information about Massey’s directors and executive officers in Amendment No. 1 to Massey’s Annual Report on Form 10-K filed with the SEC on April 19, 2011. You can obtain free copies of these documents from Alpha or Massey using the contact information above.

Investor Contact
Todd Allen, CFA
Vice President, Investor Relations
276-739-5328
tallen@alphanr.com

Media Contact
Ted Pile
Vice President, Corporate Communications
276-623-2920
tpile@alphanr.com